Evolving Gold Corporation
Suite 1500, 885 West Georgia Street
Vancouver, B.C. V6C 3E8
www.evolvinggold.com
info@evolvinggold.com

News Release

Drilling Begins at Evolving Gold Corporation’s Winnemucca Mountain Gold Project

Vancouver, British Columbia, November 15, 2006: Evolving Gold Corporation (CNQ:GOLD) (the “Company” or “Evolving”) reports today that Meridian Gold Inc. (TSX:MNG) (NYSE:MDG) (“Meridian Gold” or “Meridian”) has begun an initial round of reverse circulation drilling at the Winnemucca Mountain property in Nevada. Meridian Gold Inc. has obtained permits for construction of 21 drill sites over the epithermal gold vein system.

Background on the Property

The Winnemucca Mountain property (the “Property”) is situated near the northern end of the Battle Mountain-Eureka gold trend and consists of 266 unpatented mineral claims covering 2,115 hectares.

Under the terms of the agreement, Meridian Gold can earn a 70% interest in the Property by making a total contribution of US$500,000 in cash payments to Evolving and investing a total of US$4.0 million in exploration before December 31, 2008. Meridian must spend US$500,000 by December 31, 2006 on exploration. In addition, Meridian must deliver a pre-feasibility report on or before June 30, 2009. Upon completion of the required payments and expenditures, Evolving and Meridian will establish a joint venture in respect of the Property and Meridian Gold will contribute 136 claims that adjoin the Property.

The property, which has excellent road access, is located about 25 km northwest of Newmont’s Lone Tree gold mine (pre-production resource reported as 4.2 million ounces of gold) and 30 km southeast of the Sleeper gold mine (1.7 million ounces of gold and 2.3 million ounces of silver produced between 1986 and 1996).

Previous exploration work at the Property has been carried out primarily by Santa Fe Pacific Mining (now Newmont Mining Corporation). Santa Fe focused their exploration on the search for low-grade, bulk-tonnage gold mineralization in the pediment-covered Swordfish Zone between 1988 and 1990. Gold mineralization at the Swordfish Zone occurs within a northeast-trending, low sulfide, quartz-adularia vein-type system. Santa Fe completed 73 reverse circulation drill holes, nearly all of which were focused on the Swordfish Zone, and reported results ranging up to 13.7 meters averaging 3.9 grams per tonne gold.

Near the end of Santa Fe’s tenure on the Property, a step-out hole, approximately 500 meters northeast of the Swordfish Zone, encountered 2.2 ounces per tonne (69.6 grams per tonne) gold across a 5 foot (1.5 meter) hole length, at what is now called the SF Extension Zone. This intercept has not previously been followed-up by further drilling, and has been interpreted by the Company to indicate that the Swordfish Zone may be much more extensive than previously indicated. Higher gold grades may occur in structurally-controlled zones northeast of Swordfish, similar to the high-grade “feeder” zones which underlie the Sleeper, and other gold deposits in the district. Surface geological mapping, geochemical rock chip sampling, IP geophysics at the Swordfish Extension, and beyond towards the northeast, have defined a NE-trending zone coincident with surface exposures of quartz veining, silicification and hydrothermal alteration which define a high-priority exploration target on the Property.

In compliance with National Instrument 43-101 (“NI 43-101”), Lawrence A. Dick, Ph.D., P.Geo., is the Qualified Person responsible for the accuracy of this news release. An independent NI 43-101 compliant technical report has been filed on SEDAR.

On behalf of Evolving Gold Corporation

Lawrence A. Dick, Ph.D., P.Geo
President